EXHIBIT 99.1

EARNINGS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud	July 28, 2005
Sam R. Morrow
Christopher Møllerløkken
Phone: +47 6752 6400

US Investor Services:
Renee Sixkiller,
Phone: +1 281 509 8548
PGS Announces Unaudited Second Quarter 2005 Results
Continued strong seismic momentum
     July 28, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today its unaudited second quarter 2005 results under U.S. GAAP.
▪	Operating profit improved substantially: Operating profit of $50.2 million, up $51.0 million compared to Q2 2004 (pro forma excluding Pertra). Pertra was sold March 1, 2005

▪	Further improved Marine contract margins, strong multi-client late sales: Contract margins increased further from Q1, despite marginal North Sea weather conditions. Q2 muli-client data sales were strong offshore West Africa, in the North Sea and Gulf of Mexico. Order backlog and current bidding levels form the basis for expectations of improved contract performance throughout the year and a continued strong market into 2006. Full year 2005 multi-client late sales are now expected to be at approximately 2004 levels

▪	FPSO performance impacted by previously announced matters: Production operating profits were negatively impacted by production disturbances caused by water separation issues on Petrojarl Foinaven/Foinaven field and high expenditures relating to maintenance projects which are typically performed in Q2 and Q3

▪	Debt repayment of $205 million: In April 2005, the Company repaid $175 million of the $250 million 8% Senior Notes, due 2006, at 102% of par value. In addition various capital leases were repaid throughout the quarter

Petroleum Geo-Services Inc	Phone:+1 281-509-8000	Petroleum Geo-Services ASA	Phone: +47 6752 6400
15150 Memorial Drive	Fax: +1 281-509-8500	Strandveien 4	Fax: +47 6752 6464
Houston, TX 77079, USA		P.O. Box 89
N-1325 Lysaker, Norway

Key figures as reported

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues	$292.8	$271.5	$577.8	$519.2	$1,129.5
Operating profit (loss)	49.7	10.8	239.3	46.3	35.7
Net income (loss)	23.7	(33.9)	179.2	(45.9)	(134.7)
Earnings (loss) per share ($ per share)	0.40	(0.56)	2.99	(0.76)	(2.25)
Adjusted EBITDA (as defined)	99.8	96.0	191.4	195.2	412.2
Net cash provided by operating activities	23.2	54.8	96.8	107.3	282.4
Cash investment in multi-client	(21.0)	(9.6)	(30.8)	(24.8)	(41.1)
Capital expenditures	(21.9)	(38.8)	(37.1)	(62.4)	(148.4)
Total assets (period end)	1,716.4	1,906.9	1,716.4	1,906.9	1,852.2
Cash and cash equivalents (period end)	107.6	77.2	107.6	77.2	132.9
Net interest bearing debt (period end)	$820.0	$1,066.4	$820.0	$1,066.4	$995.3
Pro forma key figures1excluding Pertra

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$292.8	$241.7	$551.5	$468.8	$1,017.5
Operating profit (loss)	50.2	(0.8)	89.6	23.9	9.5
Adjusted EBITDA (as defined)	$99.8	$77.5	$184.8	$161.3	$347.0
     Svein Rennemo, PGS Chief Executive Officer, commented, “The second quarter results confirm that the Marine Geophysical markets are steadily improving. Demand for multi-client data in the second quarter resulted in late sales significantly exceeding our previous expectations. Contract performance improved, in line with our previous guidance of a 15-25 percentage point improvement in towed streamer margins in 2005 over 2004, despite marginal North Sea weather conditions during the second quarter. Order backlog, current bidding levels, and customer inquiries indicate further improvements in second half of 2005, and into 2006.
     We have decided to accelerate our streamer upgrade program to include three of our vessels this year to further improve operational efficiency and capture more of the market upturn.
     Our Onshore operations reported a weak second quarter as we previously have warned. Our expectations that 2005 will be better than 2004 in terms of revenues and operating profit remain unchanged.

[1]	Pro forma key figures as presented in the table show revenues, operating profit (loss) and Adjusted EBITDA as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. Pertra was sold March 1, 2005.

     Periodic maintenance costs, beyond the expected levels going forward, on our FPSOs significantly affected the Q2 operating profit in our Production segment. These expenses are a part of our strict maintenance philosophy for the FPSO vessels, which seeks to maximize the useful life and performance of these assets as well as their attractiveness and value for redeployment.
     Our emphasis on strengthening the financial flexibility of the Group is underlined by $205 million of debt payment during the quarter.”
Q2 Highlights
     PGS group
▪	Revenues of $292.8 million, up $51.1 million (21%) from Q2 2004 (pro forma excluding Pertra), driven by strong contract revenues and multi-client sales in Marine Geophysical

▪	Operating profit of $50.2 million, up $51.0 million from Q2 2004 (pro forma excluding Pertra)

▪	Net income of $23.7 million compared to net loss of $33.9 million in Q2 2004 (including Pertra)

▪	Interest-bearing debt reduced by 17% by repayment of $205 million of interest-bearing debt and capital leases, including repayment of $175 million of the $250 million 8% Senior Notes in April 2005 at 102% of par

▪	Q2 cash flow from operations of $23.2 million, affected by approximately $50 million of interest payments, as most of the interest on long-term debt is payable semi-annually, and temporary increases in working capital. Future interest payments will decline due to the $175 million repayment of the 8% Senior Notes
     Marine Geophysical
▪	Strong multi-client late sales totaling $73.3 million, up $16.0 million (28%) from Q2 2004. Sales were stronger than anticipated at the beginning of the year, driven by demand for West Africa and North Sea data

▪	Contract acquisition revenues totaling $94.2 million, up $37.3 million (66%) from Q2 2004, despite reduction in contract revenues from the seafloor 4C crew

▪	Operating profit of $58.2 million, up $72.9 million from Q2 2004

▪	Operating expenses, excluding depreciation and amortization, were relatively high, primarily driven by maintenance and upgrade work on American Explorer, bonus accruals, variable cost relating to multi-client sales and other variable costs

▪	Strong contract visibility with June 30, 2005 contract acquisition order backlog of $160 million compared to $170 million at the end of 2004. In addition, PGS is in an advanced stage of exclusive negotiation for two substantial projects in Brazil, amounting to approximately $70 million
     Onshore
▪	Weak results due to the previously announced slow down in activity level and timing of multi-client late sales. Operating loss of $6.3 million

▪	Order backlog at June 30, 2005 of $93 million compared to $66 million at the end of 2004

     Production
▪	Revenues of $69.9 million, down $2.1 million from Q2 2004 mainly due to reduced production volume on Petrojarl Foinaven

▪	Operating profit of $5.6 million, down $13.3 million from Q2 2004 mainly due to lower revenues and peak activity on maintenance projects, which as previously reported typically are performed in Q2 and Q3:
▪	Revenues on Petrojarl Foinaven reduced by water/oil separation issues as previously announced

▪	Ongoing maintenance projects, including a project to change Petrojarl Foinaven mooring lines and equipment generated a total maintenance expenditure of $15.5 million, which is approximately $5 million above the expected quarterly average for the year
▪	Q2 production volumes on Petrojarl Varg were lower than expected due to down hole sediment and valve related issues. Production plans indicate that the reduction is temporary and that production levels will increase in the second half of 2005
Outlook Full Year 2005
     Marine Geophysical
▪	Marine 3D industry seismic fleet at full capacity utilization and streamer contract profitability expected to further improve in second half of 2005

▪	Due to strong performance to date in 2005, full year 2005 multi-client late sales are now expected to be at approximately 2004 levels despite low sales from Brazilian library and limited investment levels in recent years. Visibility of late sales by quarter is generally low by nature

▪	Increased multi-client amortization in second half of 2005 compared to first half as sales related amortization is expected to increase and an additional minimum amortization charge will be recorded in Q4

▪	Cost levels impacted by general cost increases, including fuel costs, as well as activity related costs and depreciation of U.S. dollar compared to 2004

▪	Accelerated upgrade of Nordic Explorer and Orient Explorer to solid 24 bit streamers increases forecasted capex in 2005 to around $60-65 million
     Onshore
▪	Full year revenues and operating profit expected above 2004 levels

▪	Preparations for September 2005 start up of transition zone project in Nigeria on schedule

▪	Continued strong activity in continental U.S.

▪	Significant bidding activity expected in North Africa
     Production
▪	Total oil production from the Company’s four FPSOs for 2005 is expected to be slightly lower than 2004, with second half production on par with the first half

▪	Foinaven oil/water separation issues will continue to affect volumes in Q3. A two week shut down in August for installation of a system to re-inject produced water and a subsequent three week slow down period are scheduled

▪	Planned Q3 maintenance shut downs for the three other FPSOs for one-two weeks each, but limited financial impact

▪	Increased full year operating cost compared to 2004 due to increased maintenance costs (predominantly affecting Q2 and Q3) on the FPSOs as the time since deployment on their respective fields is increasing and due to the depreciation of the US dollar compared to 2004. Operating cost in second half of 2005 expected slightly lower than first half

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Statements of Operations

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)

Revenues	$292,799	$271,461	$577,785	$519,164	$1,129,468

Cost of sales	172,501	156,553	344,474	290,833	632,750
Exploration costs	—	2,269	1,438	3,249	16,326
Research and development costs	2,212	734	4,730	1,291	3,419
Selling, general and administrative costs	18,292	15,879	35,758	28,619	64,816

Operating expenses before depreciation, amortization, gain on sale of subsidiary and other operating (income) expense, net	193,005	175,435	386,400	323,992	717,311
Depreciation and amortization	51,785	82,089	110,492	144,844	368,362
Gain on sale of subsidiary	(493)	—	149,825	—	—
Other operating (income) expense, net	(2,226)	3,108	(8,610)	3,994	8,112

Operating profit	49,742	10,829	239,328	46,334	35,683
Income (loss) from associated companies	(15)	1,319	(15)	2,129	668
Interest expense	(23,024)	(27,367)	(50,355)	(55,284)	(110,811)
Other financial items, net	1,247	(3,807)	6,952	(7,209)	(10,861)

	27,950	(19,026)	195,910	(14,030)	(85,321)
Reorganization items	—	(446)	—	(3,150)	(3,498)
Minority expense (benefit)	1,791	—	2,147	—	940
Income tax expense (benefit)	2,413	14,389	14,598	28,692	48,019

Income (loss) from continuing operations	23,746	(33,861)	179,165	(45,872)	(137,778)
Income from discontinued operations, net of tax	—	—	—	—	3,048

Net income (loss)	$23,746	$(33,861)	$179,165	$(45,872)	$(134,730)

Basic and diluted net income (loss) per share	$0.40	$(0.56)	$2.99	$(0.76)	$(2.25)

Weighted average basic and diluted shares outstanding	60,000,000	60,000,000	60,000,000	60,000,000	60,000,000

Revenues by Quarter 2004 & 2005	Adjusted EBIDTA (2) Quarter 2004 & 2005

(1)	This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

(2)	Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, reorganization items, other financial items, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similary titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non U.S. GAAP measure.

(3)	Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is not U.S. GAAP measures.

Operations
          The Company, after the sale of Pertra in Q1 2005, manages its business in three segments as follows:
▪	Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;

▪	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library; and

▪	Production, which owns and operates four harsh environment FPSOs in the North Sea.
          Pertra was sold March 1, 2005 and revenues and expenses of Pertra are included in consolidated revenues and expenses through February 2005 and in comparative numbers for 2004. Pro forma revenues and operating profit, which are not U.S. GAAP measures, are provided to illustrate the effect on these income statement lines had Pertra been excluded from the consolidation effective January 1, 2004.
          Consolidated revenues in Q2 2005 were $292.8 million, an increase of $21.3 million or 8% compared to Q2 2004 ($271.5 million). Pertra revenues of $46.0 million were included in consolidated revenues for Q2 2004, and had, after the elimination of inter-segment revenues (primarily related to Petrojarl Varg), a net effect of $29.8 million on consolidated revenues for Q2 2004. On a pro forma basis, excluding Pertra, revenues increased $51.1 million or 21% compared to Q2 2004.
          The increase in pro forma consolidated revenues is primarily attributable to Marine Geophysical, where revenues increased $62.9 million reflecting significant increases of both contract revenues and multi-client sales. Onshore revenues decreased $11.3 million, while Production revenues decreased $2.1 million compared to Q2 2004.
          Consolidated operating profit showed strong improvement totaling at $49.7 million for Q2 2005 compared to $10.8 million in Q2 2004, as reported. On a pro forma basis (excluding Pertra) operating profit for Q2 2005 was $50.2 million compared to an operating loss of $0.8 million in Q2 2004. The increase is caused by a strong, $72.9 million, improvement in Marine Geophysical operating profit, partly offset by decreased operating profit for Production and an operating loss in Onshore.
          In Q2 2005 the Company accrued $7.8 million in estimated expense related to the 2005 employee bonus program, of which $4.2 million relating to Marine Geophysical. The bonus program is performance based and the accrued amounts reflect 50% of the full year bonus as estimated based on information available at the end of Q2. Operating profit for Q2 2005 further includes a gain of $2.2 million from the release of liabilities related to the Company’s UK leases reported as other operating (income) expense, and an expense of $0.5 million relating to an adjustment of the gain on the Q1 2005 sale of Pertra.
          Marine Geophysical. Total revenues increased $62.9 million, or 49%, from $127.6 million in Q2 2004 to $190.5 million in Q2 2005.
          Multi-client late sales increased $16.0 million, or 28% from $57.3 million in Q2 2004 to $73.3 million in Q2 2005. The strong market for multi-client data continued, and the increase from Q2 2004 related primarily to certain library components offshore West Africa which sold significantly beyond expectations, partly offset by a reduction in sales from the Gulf of Mexico library which were at high levels in Q2 2004.
          Multi-client pre-funding revenues increased $6.9 million, or 141%, from $4.9 million in Q2 2004 to $11.8 million in Q2 2005. This increase relates to several factors, including high pre-funding levels for certain streamer projects in the North Sea and increased multi-client investments. Capitalized cash investments in multi-client library were $17.5 million in Q2 2005 compared to $7.4 million in Q2 2004. The increase relates primarily to seafloor 4C, rented 2D capacity and reprocessing of existing library, whereas towed streamer multi-client activity declined slightly with approximately 8% of total streamer capacity used in multi-client acquisition compared to 10% in Q2 2004. Pre-funding revenues as a percentage of cash investment were 67% in Q2 2005 compared to 66% in Q2 2004.
          Contract revenues increased $37.3 million, or 66%, from $56.9 million in Q2 2004 to $94.2 million in Q2 2005, primarily as a result of improved pricing and performance and deploying a larger portion of the streamer vessel capacity in contract acquisition, partly offset by reduced contract revenues for the seafloor 4C crew that acquired multi-client for most of Q2 2005. Approximately 76% of total streamer capacity was used for contract work in Q2 2005 compared to 69% in Q2 2004. Q2 2004 was negatively affected by weather and other operating disturbances in the completion phase of a large project offshore India.
          Prices and margins for streamer contract work continue to show positive development, but Q2 performance did not fully capture the improvement partly due to the natural delay in “working off” the older order backlog and partly due to marginal Q2 weather conditions in the North Sea.
          Marine Geophysical reported an operating profit of $58.2 million in Q2 2005 compared to a loss of $14.7 million in Q2 2004. This improvement was driven by a significant increase in both contract revenues and multi-client sales combined with significantly lower amortization rates on multi-client sales due to the low book value of several surveys. Operating expenses (before depreciation and amortization) increased $12.3 million compared to Q2 2004 due primarily to costs related to scheduled repair and maintenance work on American Explorer, charter of third party 2D vessel capacity, accrual of 50% of estimated full year personnel bonus costs, variable costs relating to multi-client sales and general cost level increase for fuel and personnel costs, partly offset by an increase of cost capitalized as multi-client investment. In Q2 2005, American Explorer was significantly refurbished and equipped with solid streamers, resulting in a strong improvement in performance potential.
          Onshore. Total revenues decreased $11.3 million, or 28%, from $39.7 million in Q2 2004 to $28.4 million in Q2 2005. Contract revenues decreased $10.0 million (30%) to $23.4 million in Q2 2005, while multi-client revenues (including pre-funding) decreased $1.3 million to $5.0 million in Q2 2005. The weak quarter relates primarily to the previously disclosed slow down in activity due to crew scheduling, with start-up of new projects, including a Nigeria transition zone project, in Q3. In addition, the timing of expected multi-client late sales revenues caused low sales levels in Q2.
          Onshore recorded an operating loss of $6.3 million in Q2 2005, down from a $0.9 million operating profit in Q2 2004.
          Production. Total revenues decreased $2.1 million, or 3%, from 72.0 million in Q2 2004 to $69.9 million in Q2 2005. Total average produced volume on the Company’s four FPSOs was 110,735 barrels per day in Q2 2005, compared to 119,111 barrels per day in Q2 2004, with the reduction primarily caused by reduced production on Petrojarl Foinaven.
          Revenues from Petrojarl Foinaven decreased by $3.1 million in Q2 2005 compared to Q2 2004 as a result of lower production. Production volumes were, as previously disclosed, impacted by problems related to oil/water separation. A two week production shut down is planned in the latter part of August to install a system for re-injection of produced water. Subsequent to the shut down, a three week production slow down is planned to allow for cleaning of the separators. Production will receive a reduced day rate during the shut down period; the shut down and slow down periods are expected to cause a revenue reduction of approximately $2 million compared to normal production levels.

          Petrojarl I revenues decreased by $0.2 million in Q2 2005 compared to Q2 2004 with production levels slightly increased.
          Revenues from Petrojarl Varg increased $1.2 million in Q2 2005 compared to Q2 2004, with production volumes in line with Q2 2004. Production in Q2 was somewhat negatively affected by ongoing drilling activities on the Varg field. In addition, some of the wells had reduced production as a result of down hole sediment and valve related issues. Current production plans indicate continued production at current levels through most of Q3 and an increase in production in the latter part of the year.
          Ramform Banff revenues decreased $0.2 million in Q2 2005 compared to Q2 2004. Revenues are recorded based on the minimum day rate provision in the contract. Production levels increased slightly from Q2 2004.
          Production recorded an operating profit of $5.6 million Q2 2005 compared to $18.9 million in Q2 2004. The reduction was partly caused by decreased revenues for Petrojarl Foinaven as described above, but primarily relates to increased operating expenses relating to maintenance expenditures as previously communicated and accrued bonus expenses of $1.6 million. Operating expenses (before depreciation and amortization) were $53.2 million in Q2 2005 compared to $42.0 million in Q2 2004. Maintenance projects are ongoing on all the FPSOs during the 2005 summer season, and expenditures increased $6.6 million compared to Q2 2004 mainly due to a project on Petrojarl Foinaven to change mooring lines.
Depreciation and Amortization
          Gross depreciation (before capitalization to multi-client library) was $29.5 million in Q2 2005 compared to $37.2 million in Q2 2004. Pertra was consolidated in Q2 2004 with depreciation of $6.9 million; adjusted for Pertra, depreciation on a pro forma basis decreased $0.7 million.
          Amortization of the multi-client library totaled $24.1 million (27% of sales) in Q2 2005 compared to $46.6 million (67% of sales) in Q2 2004. Sales related amortization declined partly due to significant minimum amortization recorded in 2004 which reduced the carrying value of certain surveys and partly due to high sales in 2005 of surveys with a zero net book value. Late sales of surveys with zero net book value amounted to $55.4 million in Q2 2005 compared to $18.4 million in Q2 2004.
          The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. The Company also applies minimum amortization criteria for the library projects based generally on a five-year life, but with individual profiles established when PGS adopted fresh-start reporting in 2003. Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material.
          The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end. At June 30, 2005 the Company estimates that in Q4 2005 it will record such minimum amortization for 2005 in an amount of approximately $30.0 million in addition to normal sales related amortization, predominantly related to the Brazil library. This estimate is based on the Company’s expectations for normal sales related amortization for the remainder of 2005 and is uncertain and subject to change.

Other Operating (Income) Expense, Net
          Other operating (income) expense, net, was income of $2.2 million in Q2 2005 compared to expense of $3.1 million in Q2 2004 and constitutes a release of previously recognized liabilities related to tax indemnifications on UK leases (see paragraph on UK Leases below).
Interest Expense
          Interest expense for Q2 2005 was $23.0 million compared to $27.4 million for Q2 2004, a reduction of $4.4 million which corresponds to a reduction interest-bearing debt and capital leases.
          Capitalized interest for multi-client surveys in progress was $0.5 million in both Q2 2005 and Q2 2004.
Other Financial Items, Net
          Other financial items, net, for Q2 2005 was income of $1.2 million compared to expense of $3.8 million in Q2 2004. Other financial items, net, for the quarter included:
▪	Interest income of $2.3 million in Q2 2005 compared to $1.2 million in Q2 2004

▪	Foreign exchange gain of $6.1 million in Q2 2005 compared to a loss of $1.2 million in Q2 2004

▪	$3.5 million of redemption premium charged to expense relating to redemption of $175 million of the 8% Senior Notes at 102% of par in Q2 2005

▪	Other financial expense including interest rate variation expense for UK leases, net of amortization of deferred gain, of $3.7 million in Q2 2005 compared to $3.8 million in Q2 2004
Income Tax Expense (Benefit)
          Income tax expense (benefit) was $2.4 million for Q2 2005 compared to $14.4 million in Q2 2004. Deferred taxes represented $1.8 million for Q2 2005. The relatively low deferred tax charge primarily results from a favorable effect on tax positions in countries with statutory currencies other than US dollar due to exchange rate movements and includes a reversal of $3.1 million of the estimated realization of pre fresh start operating loss carry forwards. Under fresh start accounting, deferred tax assets associated with operating loss carry forwards are charged to tax expense as those carry forwards are realized. Valuation allowances against such deferred tax assets are recorded as a reduction of intangible assets until such intangibles are exhausted and then recorded directly to shareholders’ equity. Current tax expense of $0.6 million relates primarily to foreign taxes in regions where the Company is subject to withholding taxes or deemed to have a permanent establishment and where it has no carryover losses.
          As a multi-national organization, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has an issue pending with the Norwegian Central Tax Office (“CTO”) for 2002 relating to two of its subsidiaries that withdrew from the Norwegian tonnage tax regime. If the CTO position is upheld, the Company estimates that taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company also has tax issues in several other jurisdictions that could eventually result in material amounts of taxes relating to prior years. The Company has established accruals for identified tax contingencies based on its best estimate relating to each contingency.
          Capital Investments
          Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir) totaled $21.0 million in Q2 2005 compared to $9.6 million in Q2 2004.
          Capital expenditures totaled $21.9 million in Q2 2005 compared to $38.8 million in Q2 2004. Capital expenditures for Marine Geophysical were $16.7 million in Q2 2005 compared to $11.1 million in Q2 2004. Onshore expenditures were $4.0 million in Q2 2005 compared to zero in Q2 2004. In Q2 2004 Pertra was consolidated with capital expenditures of $27.5 million.

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Balance Sheets

	June 30,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)

ASSETS
Cash and cash equivalents	$107,577	$77,244	$132,942
Restricted cash	20,781	30,920	25,477
Shares available for sale	8,394	5,184	9,689
Accounts receivable, net	186,767	164,917	161,283
Unbilled and other receivables	48,130	19,997	40,561
Other current assets	50,298	53,265	60,506

Total current assets	421,947	351,527	430,458
Multi-client library, net	232,015	360,212	244,689
Property and equipment, net	986,828	1,028,171	1,009,008
Oil and natural gas assets, net	549	60,612	71,491
Restricted cash	10,014	10,014	10,014
Investments in associated companies	5,698	6,238	5,720
Intangible assets, net	30,997	45,048	36,114
Other long-lived assets	28,390	45,125	44,659

Total assets	$1,716,438	$1,906,947	$1,852,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	16,418	18,557	19,790
Current portion of capital lease obligations	22,669	32,755	25,583
Accounts payable	40,883	64,314	81,910
Accrued expenses	128,376	110,299	115,256
Deferred tax liabilities	—	2,166	761
Income taxes payable	15,112	8,627	11,870

Total current liabilities	223,458	236,718	255,170
Long-term debt	903,380	1,093,699	1,085,190
Long-term capital lease obligations	15,936	39,596	33,156
Other long-term liabilities	162,903	196,008	219,650
Deferred tax liabilities	11,735	30,583	35,118

Total liabilities	1,317,412	1,596,604	1,628,284

Minority interest in consolidated subsidiaries	997	937	962
Shareholders’ equity:
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at June 30, 2005 and 20,000,000 shares authorized, issued and outstanding, par value NOK 30, at June 30, 2004 and December 31, 2004	85,714	85,714	85,714
Additional paid-in capital	277,427	277,427	277,427
Accumulated earnings (deficit)	34,482	(55,825)	(144,683)
Accumulated other comprehensive income	406	2,090	4,449

Total shareholders’ equity	398,029	309,406	222,907

Total liabilities and shareholders’ equity	$1,716,438	$1,906,947	$1,852,153

(1)	This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.
Shares
          PGS’ Annual General Meeting on June 8, 2005, approved the split of the PGS shares in the ratio of three for one. Following the share split, the Company has 60,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company’s American Depository Shares (“ADS”) are listed on the New York Stock Exchange and were split in the same ratio as the ordinary shares.
Liquidity and Financing
          At June 30, 2005 cash and cash equivalents amounted to $107.6 million compared to $332.1 million at March 31, 2005 and $132.9 million at December 31, 2004. The reduction in Q2 2004 relates mainly to repayment of debt.
          Net cash provided by operating activities was $23.2 million in Q2 2005 compared to $54.8 million in Q2 2004. The reduction relates primarily to an increase in working capital which is expected to reverse in Q3 2005. Interest on PGS’ 10% and 8% Senior Notes is payable semi-annually, at the end of Q2 and Q4. Consequently, high interest payments, totaling approximately $50 million in Q2 2005 had a negative effect on cash provided by operating activities in Q2 2005.
          Restricted cash amounted to $30.8 million at June 30, 2005 compared to $35.4 million at March 31, 2005 and $35.5 million at December 31, 2004.
          The Company has a $110 million two-year secured working capital facility (maturing March 2006), $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS’ day-to-day operations. At June 30, 2005, no amounts were outstanding under the revolving credit portion of the facility.
          Interest bearing debt was approximately $958 million as of June 30, 2005 compared to $1,159 million as of March 31, 2005 and $1,164 million as of December 31, 2004. Net interest bearing debt (interest bearing debt less cash and cash equivalents and restricted cash) was approximately $820 million at June 30, 2005 compared to $792 million at March 31, 2005 and $995 million as of December 31, 2004.
          In April 2005, the Company repaid $175 million of its $250 million 8% Senior Notes, due 2006, at 102% of par value. In addition, various capital leases were repaid in accordance with their lease terms bringing total debt repayment to approximately $205 million in Q2 2005.
          PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company’s cash flows from operations are primarily denominated in U.S. dollars, British pounds (“GBP”) and Norwegian kroner (“NOK”). Revenues are predominantly denominated in U.S. dollars while a portion of operating expenses is incurred in GBP and NOK. In Q1 2005, the Company started hedging a portion of its foreign currency exposure related to operating expenses in NOK by entering into contracts to buy NOK forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges. Consequently, all outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net. At June 30, 2005 the Company had open forward contracts to buy NOK amounting to approximately $8 million with an estimated fair value of $(0.3) million.
UK Leases
          The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment of the Ramform Banff for terms ranging from 20-25 years. These leases are described more fully in PGS’ Annual Report on Form 20-F for the year ended December 31, 2004.
          The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”) and for variations in actual interest rates from those assumed in the leases (“Interest Rate Differential”). There are no limits on either of these indemnities.
          The Company has been informed that the UK Inland Revenue generally deferred agreeing to the capital allowances claimed under such leases pending the outcome of a case that was appealed to the UK House of Lords, the highest UK court of appeal. In November 2004, the House of Lords ruled in favor of the taxpayer and rejected the position of the UK Inland Revenue. As a result of the November 2004 decision by the UK House of Lords, the Company believes it is unlikely that its UK leases will be successfully challenged by the Inland Revenue. In connection with the adoption of fresh start reporting in November 2003 and before the House of Lords’ ruling, the Company recorded a liability of $28.3 million. The Company releases applicable portions of this liability if and when the UK Inland Revenue accepts the lessors’ claims for capital allowances under each lease. The Company has been informed that in the first half of 2005, the Inland Revenue accepted the lessors’ claims to capital allowances for four of the Company’s UK leases, and consequently the Company released $6.4 million of the liability in Q1 2005 and $2.2 million in Q2 2005. The amounts were included in other (income) expense. The remaining accrued liability as at June 30, 2005 is $22.0 million and relates to the Petrojarl Foinaven, Ramform Banff and Ramform Challenger leases.
          With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay additional rentals.
          Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh start reporting in November 2003 it recorded a liability of 30.5 million British pounds (approximately $51.6 million), equal to the estimated fair value of the future additional rental payments. This liability was amortized to 23.3 million British pounds (approximately $42.3 million) and 24.6 million British pounds (approximately $47.2 million) as of June 30, 2005 and December 31, 2004, respectively.
Basis of Unaudited Financial Statements
          The unaudited consolidated financial statements for Q2 2005 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2004 U.S. GAAP audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Consolidated statement of operations, balance sheets and statements of cash flows based on Norwegian GAAP are included in the attached supporting tables. The Company’s financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.
International Financial Reporting Standards (“IFRS”)
          PGS’ primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards (“IFRS”). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

Material Weaknesses
          PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive actions to address these material weaknesses and has developed and is continuing to implement a plan to remediate these weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company still had material weaknesses in certain areas for the period relevant for the preparation of its 2004 financial statements. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible and believes that those actions already implemented and those ongoing will achieve this result.
          For additional support to the unaudited, second quarter 2005 results under U.S. GAAP and related news release and presentation; please visit our web site www.pgs.com.
          PGS expects to announce its unaudited third quarter 2005 results under U.S. GAAP on October 28, 2005.
****
          Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four harsh environment floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.
****
          The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petroleum Geo-Services ASA and Subsidiaries(1)
Consolidated Statements of Cash Flows

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

	(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss)	$23,746	$(33,861)	$179,165	$(45,872)	$(134,730)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	51,785	82,089	110,492	144,844	368,362
Exploration costs (dry well expensed)	—	—	—	—	11,438
Gain sale of subsidiary	493	—	(149,825)	—	—
UK lease, release liability	(2,226)	—	(8,610)	—	—
Provision (benefit) for deferred income taxes	1,766	11,643	8,766	19,845	27,263
(Increase) decrease in accounts receivable, net	(56,728)	(5,953)	(25,484)	(37,211)	(33,577)
Increase (decrease) in accounts payable	(2,510)	14,394	(41,027)	7,996	25,592
Loss on sale of assets	2,053	404	3,913	434	4,128
Net (increase) decrease in restricted cash	4,637	8,853	4,696	10,203	15,646
Other items	156	(22,761)	14,717	7,023	(1,750)

Net cash provided by operating activities	23,172	54,808	96,803	107,262	282,372

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(20,955)	(9,611)	(30,820)	(24,824)	(41,140)
Capital expenditures	(21,921)	(38,803)	(37,076)	(62,419)	(148,372)
Sale of subsidiaries	—	—	155,356	2,035	2,035
Other items, net	(202)	358	(732)	2,135	4,031

Net cash used in investing activities	(43,078)	(48,056)	86,728	(83,073)	(183,446)

Cash flows (used in) provided by financing activities:
Repayment of long-term debt	(182,817)	(13,446)	(184,320)	(14,929)	(24,167)
Principal payments under capital leases	(17,732)	(6,188)	(20,134)	(11,079)	(22,930)
Net increase (decrease) in bank facility and short-term debt	(526)	—	(862)	—	1,962
Distribution to creditors under the restructuring agreement	—	(22,660)	—	(22,660)	(22,660)
Other items, net	(3,500)	(296)	(3,500)	(3,488)	(3,488)

Net cash used in financing activities	(204,575)	(42,590)	(208,816)	(52,156)	(71,283)

Effect of exchange rate changes on cash	(70)	4	(80)	(14)	74

Net increase in cash and cash equivalents	(224,551)	(35,834)	(25,365)	(27,981)	27,717
Cash and cash equivalents at beginning of period	332,128	113,078	132,942	105,225	105,225

Cash and cash equivalents at end of period	$107,577	$77,244	$107,577	$77,244	$132,942

(1)	This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

Petroleum Geo-Services ASA (1) (2) (3)
Support Tables
General
The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.
(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.
(2) Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, reorganization items, other financial items, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non U.S. GAAP measure.
(3) Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is not U.S. GAAP measures.
Revenue distribution by operating segment
The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Revenue by operating segments:
Marine Geophysical (A)	$190,540	$127,581	$338,787	$249,368	$570,805
Onshore (B)	28,379	39,707	65,394	67,962	133,161
Production (C)	69,880	72,006	137,592	145,336	298,202
Pertra	—	45,990	36,742	80,593	184,134
Reservoir/Shared Services/Corporate	5,743	5,708	12,711	10,332	20,852
Elimination of inter-segment revenue	(1,743)	(19,531)	(13,441)	(34,427)	(77,686)

Total	$292,799	$271,461	$577,785	$519,164	$1,129,468

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$11,762	$4,907	$17,338	$16,659	$30,535
- Multi-client late sales	73,272	57,342	115,519	86,029	203,397
- Contract seismic	94,198	56,910	185,765	128,340	297,749
- Other	11,308	8,422	20,165	18,340	39,124

Total	$190,540	$127,581	$338,787	$249,368	$570,805

(B) Onshore revenue by service type:
- Multi-client pre-funding	$4,610	$3,660	$11,885	$5,941	$12,761
- Multi-client late sales	380	2,676	1,767	3,036	10,112
- Contract seismic	23,389	33,371	51,742	58,985	110,288

Total	$28,379	$39,707	$65,394	$67,962	$133,161

(C) Production revenue by vessel:
- Petrojarl I	$14,282	$14,498	$28,346	$31,221	$61,303
- Petrojarl Foinaven	21,068	24,239	42,631	50,960	96,595
- Ramform Banff	11,565	11,788	22,821	22,984	51,509
- Petrojarl Varg	22,320	21,136	42,864	39,632	87,133
- Other	645	345	930	539	1,662

Total	$69,880	$72,006	$137,592	$145,336	$298,202

Adjusted EBITDA (2), by quarter 2004
Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)
Add back:
Income from discontinued operations, net of tax	—	—	—	(3,048)	(3,048)
Income tax expense (benefit)	14,303	14,389	22,676	(3,349)	48,019
Minority interest	—	—	228	712	940
Reorganization items	2,704	446	449	(101)	3,498
Other financial items, net	3,402	3,807	(1,866)	5,518	10,861
Interest expense	27,917	27,367	27,171	28,356	110,811
Income (loss) from associated companies	(810)	(1,319)	1,806	(345)	(668)

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362

Adjusted EBITDA	$99,146	$96,026	$131,348	$85,637	$412,157

Adjusted EBITDA (2), by quarter 2005
Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	YTD Q2 2005
	(In thousands of dollars)
Net income	$155,419	$23,746	$179,165
Add back:
Income tax expense (benefit)	12,185	2,413	14,598
Minority expense	356	1,791	2,147
Loss (income) from associated companies	—	15	15
Other financial items, net	(5,705)	(1,247)	(6,952)
Interest expense	27,331	23,024	50,355

Operating profit (loss)	189,586	49,742	239,328
Other operating (income) expense, net	(6,384)	(2,226)	(8,610)
Gain on sale of subsidiary	(150,318)	493	(149,825)
Depreciation and amortization	58,707	51,785	110,492

Adjusted EBITDA	$91,591	$99,794	$191,385

Adjusted EBITDA (2), by operating segment
The distribution of Adjusted EBITDA by operating segment for the periods presented was as follows:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical:
Operating profit (loss)	$58,173	$(14,718)	$80,782	$(10,804)	$(34,967)
Plus: Depreciation and amortization	32,473	54,823	64,448	92,989	241,712
Plus: Other operating (income) expense, net	—	(149)	—	(71)	(13)

Adjusted EBITDA, Marine Geophysical	90,646	39,956	145,230	82,114	206,732

Onshore:
Operating profit (loss)	$(6,280)	$903	$(4,380)	$2,637	$(4,544)
Plus: Depreciation and amortization	7,144	8,343	15,036	16,603	39,885
Plus: Other operating (income) expense, net	—	4	—	7	9

Adjusted EBITDA, Onshore	864	9,250	10,656	19,247	35,350

Production:
Operating profit (loss)	$5,646	$18,912	$21,116	$40,553	$77,769
Plus: Depreciation and amortization	10,985	11,045	22,172	22,089	44,561
Plus: Other operating (income) expense, net	—	—	—	—	—

Adjusted EBITDA, Production	16,631	29,957	43,288	62,642	122,330

Pertra:
Operating profit (loss)	$—	$12,820	$(1,507)	$23,913	$28,120
Plus: Depreciation and amortization	—	6,944	6,710	11,463	38,965
Plus: Other operating (income) expense, net	—	—	—	—	—

Adjusted EBITDA, Pertra	—	19,764	5,203	35,376	67,085

Reservoir/Shared Services/Corporate:
Operating profit (loss)	$(7,797)	$(7,088)	$143,317	$(9,965)	$(30,695)
Plus: Depreciation and amortization	1,183	934	2,126	1,700	3,239
Plus: Gain sale of subsidiary	493	—	(149,825)	—	—
Plus: Other operating (income) expense, net	(2,226)	3,253	(8,610)	4,058	8,116

Adjusted EBITDA, Reservoir/Shared Services/Corporate	(8,347)	(2,901)	(12,992)	(4,207)	(19,340)

Total Adjusted EBITDA:
Operating profit (loss)	$49,742	$10,829	$239,328	$46,334	$35,683
Plus: Depreciation and amortization	51,785	82,089	110,492	144,844	368,362
Plus: Gain sale of subsidiary	493	—	(149,825)	—	—
Plus: Other operating (income) expense, net	(2,226)	3,108	(8,610)	3,994	8,112

Adjusted EBITDA	$99,794	$96,026	$191,385	$195,172	$412,157

Depreciation and amortization
Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Gross depreciation	$29,531	$37,171	$67,067	$72,283	$163,876
Depreciation capitalized to MC library	(1,813)	(1,690)	(2,593)	(3,082)	(3,982)
Amortization of MC library	24,067	46,608	46,018	75,643	208,468

Total	$51,785	$82,089	$110,492	$144,844	$368,362

Other operating (income) expense, net
Other operating (income) expense, net consists of the following for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
UK lease, release liability	$(2,226)	$—	$(8,610)	$—	$—
Severance	—	(48)	—	141	665
Cost relating to completion of 2002 U.S. GAAP accounts and re-audit 2001	—	3,156	—	3,853	7,447

Total unusual items and reorganization items	$(2,226)	$3,108	$(8,610)	$3,994	$8,112

Interest expense
Interest expense consists of the following for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Interest expense, gross	$(23,515)	$(27,851)	$(51,098)	$(56,226)	$(112,272)
Capitalized interest	491	484	743	942	1,461

Total	$(23,024)	$(27,367)	$(50,355)	$(55,284)	$(110,811)

Other financial items, net
Other financial items, net consists of the following for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Interest income	$2,346	$1,249	$3,863	$2,282	$4,840
Foreign exchange gain (loss)	6,116	(1,247)	8,849	(2,506)	(8,024)
Sale of shares in Aqua Exploration Ltd.	—	—	—	—	1,500
Premium for debt redemption	(3,500)	—	(3,500)	—	—
Other financial income (expense) (a)	(3,715)	(3,809)	(2,260)	(6,985)	(9,177)

Total	$1,247	$(3,807)	$6,952	$(7,209)	$(10,861)

(a)	Includes net of amortization of UK lease interest rate differential liability and interest actually paid, offset by consent fee received ($3M) in Q1 2005 for certain changes to UK leases.
Multi-client library
The net book-value of the multi-client library by year of completion is as follows:

	June 30,	December 31,
	2005	2004
	(In thousands of dollars)
Completed during 1999 and prior years	$15,467	$26,772
Completed during 2000	16,460	21,976
Completed during 2001	103,616	106,876
Completed during 2002	35,231	35,393
Completed during 2003	30,558	33,296
Completed during 2004	8,928	11,620
Completed during 2005	4,033	—

Completed surveys	214,293	235,933
Surveys in progress	17,722	8,756

Multi-client library, net	$232,015	$244,689

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Capitalized depreciation	$1,813	$1,690	$2,593	$3,082	$3,982
Capitalized interest	491	484	743	942	1,461

Multi-client cash flow, as defined (c)
Multi-client cash flow by segment for the periods presented was as follows:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical:
Multi-client pre-funding (a)	$11,762	$4,907	$17,338	$16,659	$30,535
Multi-client late sales (a)	73,272	57,342	115,519	86,029	203,397
Cash investment in multi-client library (b)	(17,522)	(7,421)	(24,885)	(20,213)	(30,796)

Multi-client cash flow, net	$67,512	$54,828	$107,972	$82,475	$203,136

Onshore:
Multi-client pre-funding (a)	$4,610	$3,660	$11,885	$5,941	$12,761
Multi-client late sales (a)	380	2,676	1,767	3,036	10,112
Cash investment in multi-client library (b)	(3,241)	(1,830)	(5,389)	(3,985)	(9,445)

Multi-client cash flow, net	$1,749	$4,506	$8,263	$4,992	$13,428

Reservoir/Elimination:
Multi-client pre-funding (a)	$—	$—	$—	$19	$19
Multi-client late sales (a)	456	732	765	1,306	2,015
Cash investment in multi-client library (b)	(192)	(360)	(546)	(626)	(899)

Multi-client cash flow, net	$264	$372	$219	$699	$1,135

Total multi-client cash flow, net:
Multi-client pre-funding (a)	$16,372	$8,567	$29,223	$22,619	$43,315
Multi-client late sales (a)	74,108	60,750	118,051	90,371	215,524
Cash investment in multi-client library (b)	(20,955)	(9,611)	(30,820)	(24,824)	(41,140)

Multi-client cash flow, net	$69,525	$59,706	$116,454	$88,166	$217,699

(a)	See Revenue Distribution by Operating Segment above.

(b)	See Consolidated Statements of Cash Flows.

(c)	Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.

Capital expenditures
Capital expenditures were as follows for the periods presented:

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical	$16,713	$11,055	$28,093	$21,515	$56,946
Onshore	3,970	—	4,851	71	1,372
Production	—	18	11	18	988
Pertra	—	27,501	103	40,270	84,991
Reservoir/Shared Services/Corporate	1,238	229	4,018	545	4,075

Total	$21,921	$38,803	$37,076	$62,419	$148,372

Consolidated statements of operations for 2004, by quarter

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Revenues	$247,703	$271,461	$298,163	$312,141	$1,129,468

Cost of sales/Exploration costs	135,260	158,822	152,553	202,441	649,076
Selling, general and administrative and R&D costs	13,297	16,613	14,262	24,063	68,235

Operating expenses before depreciation, amortization and other operating (income) expense	148,557	175,435	166,815	226,504	717,311
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Income (loss) from associated companies	810	1,319	(1,806)	345	668
Interest expense	(27,917)	(27,367)	(27,171)	(28,356)	(110,811)
Other financial items, net	(3,402)	(3,807)	1,866	(5,518)	(10,861)

Income (loss) before income taxes and discontinued operations	4,996	(19,026)	18,534	(89,825)	(85,321)
Reorganization items	(2,704)	(446)	(449)	101	(3,498)
Minority expense	—	—	(228)	(712)	(940)
Income tax expense (benefit)	(14,303)	(14,389)	(22,676)	3,349	(48,019)
Income from discontinued operations, net of tax	—	—	—	3,048	3,048

Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)

Shareholders’ Equity

					Accumulated
			Additional	Accumulated	other
	Common stock		paid-in	earnings/	comprehensive	Shareholders’
	Number (a)	Par value	capital	(deficit)	income	equity
	(In thousands of dollars, except for share data)
Balance at December 31, 2003	60,000,000	$85,714	$277,427	$(9,953)	$446	$353,634
Net income (loss)	—	—	—	(134,730)	—	(134,730)
Other comprehensive income	—	—	—	—	4,003	4,003

Balance at December 31, 2004	60,000,000	85,714	277,427	(144,683)	4,449	222,907
Net income	—	—	—	155,419	—	155,419
Other comprehensive income (loss)	—	—	—	—	(2,813)	(2,813)

Balance at March 31, 2005	60,000,000	85,714	277,427	10,736	1,636	375,513
Net income	—	—	—	23,746	—	23,746
Other comprehensive income (loss)	—	—	—	—	(1,230)	(1,230)

Balance at June 30, 2005	60,000,000	$85,714	$277,427	$34,482	$406	$398,029

(a)	Number of shares restated to reflect share-split June 2005.
Pro forma revenues (3), by quarter
Reconciliation of pro forma revenues:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Revenues as reported	$247,703	$271,461	$298,163	$312,141	$1,129,468
Less Pertra	(34,603)	(45,990)	(68,701)	(34,840)	(184,134)
Plus inter-segment revenue to Pertra (a)	14,015	16,207	22,836	19,135	72,193

Pro forma revenues	$227,115	$241,678	$252,298	$296,436	$1,017,527

For 2005:	Q1	Q2	YTD Q2 2005
	(In thousands of dollars)
Revenues as reported	$284,986	$292,799	$577,785
Less Pertra	(36,742)	—	(36,742)
Plus inter-segment revenue to Pertra (a)	10,468	—	10,468

Pro forma revenues	$258,712	$292,799	$551,511

(a)	Converted to external revenue.

Pro forma operating profit (loss) (3)
Reconciliation of pro forma operating profit:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Operating profit (loss) as reported	$35,505	$10,829	$45,645	$(56,296)	$35,683
Less Pertra	(11,093)	(12,820)	(22,049)	17,842	(28,120)
Adjust for inter-segment profits relating to Pertra (a)	291	1,235	(1,135)	1,506	1,897

Pro forma operating profit (loss)	$24,703	$(756)	$22,461	$(36,948)	$9,460

For 2005:	Q1	Q2	YTD Q2 2005
	(In thousands of dollars)
Operating profit as reported	$189,586	$49,742	$239,328
Less Pertra	1,507	—	1,507
Less gain on sale of Pertra	(150,318)	493	(149,825)
Adjust for inter-segment profits relating to Pertra (a)	(1,391)	—	(1,391)

Pro forma operating profit	$39,384	$50,235	$89,619

(a)	Included in the segment “Reservoir/Shared Services/Corporate” in the EBITDA by segment table presented above.
Pro forma Adjusted EBITDA (3), by quarter
Reconciliation of pro forma Adjusted EBITDA:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Adjusted EBITDA as reported	$99,146	$96,026	$131,348	$85,637	$412,157
Less Pertra	(15,612)	(19,764)	(39,555)	7,846	(67,085)
Plus Pertra effect on intercompany profits (a)	291	1,235	(1,135)	1,506	1,897

Pro forma Adjusted EBITDA	$83,825	$77,497	$90,658	$94,989	$346,969

For 2005:	Q1	Q2	YTD Q2 2005
	(In thousands of dollars)
Adjusted EBITDA as reported	$91,591	$99,794	$191,385
Less Pertra	(5,203)	—	(5,203)
Plus Pertra effect on intercompany profits (a)	(1,391)	—	(1,391)

Pro forma Adjusted EBITDA	$84,997	$99,794	$184,791

(a)	Included in the segment “Reservoir/Shared Services/Corporate” in the EBITDA by segment table presented above.
PGS Unaudited N GAAP Financial Statements
The following supplemental Satements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company’s N GAAP financial statements for 2004.
As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.
Consolidated Statements of Operations — N GAAP

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Revenue	$292,838	$279,233	$575,444	$529,948	$1,135,461

Cost of sales	171,855	161,689	344,712	299,939	639,251
Research and development costs	2,212	734	4,730	1,291	3,419
Selling, general and administrative costs	18,350	16,177	35,874	30,107	65,314

Operating expenses before depreciation, amortization, gain on sale of subsidiary and other operating (income) expense, net	192,417	178,600	385,316	331,337	707,984
Depreciation and amortization	47,734	75,467	101,857	129,995	326,996
Gain on sale of subsidiary	(493)	—	150,601	—	—
Other operating (income) expense, net	—	4,130	—	8,509	11,760

Operating profit	52,194	21,036	238,872	60,107	88,721
Income (loss) from associated companies	(15)	1,319	(15)	2,129	5,277
Interest expense	(23,144)	(27,366)	(50,586)	(55,047)	(111,233)
Other financial items, net	(2,033)	(4,359)	1,979	(4,573)	(11,182)

Income (loss) before income taxes and discontinued operations	27,002	(9,370)	190,250	2,616	(28,417)
Income tax expense	5,510	18,484	10,005	31,349	28,558
Income from discontinued operations, net of tax	—	—	—	—	3,048

Net income (loss)	$21,492	$(27,854)	$180,245	$(28,733)	$(53,927)

Herof minority interest	$1,791	$—	$2,147	$—	$350

Herof majority interest	$19,701	$(27,854)	$178,098	$(28,733)	$(54,277)

Consolidated Balance Sheets — NGAAP

	June 30,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited

	(In thousands of dollars)
ASSETS
Long-term assets:
Long-lived intangible assets	$1,883	$1,474	$2,075
Property and equipment, net	1,020,296	1,059,244	1,042,279
Multi-client library, net	231,582	325,888	240,596
Oil and natural gas assets, net	—	53,990	63,956
Restricted cash	10,014	10,014	10,014
Investments in associated companies	5,698	4,699	5,720
Other financial assets	24,709	42,391	40,105

Total long-term assets	1,294,182	1,497,700	1,404,745

Current assets:
Accounts receivable, net	234,897	183,363	201,844
Other current assets	50,298	56,614	60,506
Shares available for sale	8,394	5,184	9,689
Restricted cash	20,781	30,920	25,477
Cash and cash equivalents	107,577	77,194	132,942

Total current assets	421,947	353,275	430,458

Total assets	$1,716,129	$1,850,975	$1,835,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at June 30, 2005 and 20,000,000 shares authorized, issued and outstanding, par value NOK 30, at June 30, 2004 and December 31, 2004	$85,714	$85,714	$85,714
Additional paid in capital	287,576	287,576	287,576

Total paid in capital	373,290	373,290	373,290
Other equity	103,619	(47,283)	(70,436)
Minority interest	1,261	1,527	1,226

Total shareholders’ equity	478,170	327,534	304,080

Debt:
Accruals for long-term liabilities:
Deferred tax liabilities	5,228	30,468	28,445
Other long-term liabilities	90,183	94,748	133,342

Total accruals for long-term liabilities	95,411	125,216	161,787

Other long-term debt:
Long-term capital lease obligations	15,936	39,101	33,156
Long-term debt	903,380	1,093,699	1,085,190

Total other long-term debt	919,316	1,132,800	1,118,346

Current liabilities:
Short-term debt and current portion of long-term debt and capital lease obligations	39,087	49,134	45,373
Accounts payable	40,883	64,314	81,910
Accrued expenses	128,150	114,477	115,448
Income taxes payable	15,112	37,500	8,259

Total current liabilities	223,232	265,425	250,990

Total liabilities and shareholders’ equity	$1,716,129	$1,850,975	$1,835,203

Consolidated Statements of Cash Flows — N GAAP

	Quarter ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

	(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss), majority interest	$19,701	$(27,854)	$178,098	$(28,733)	$(54,277)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation and amortization charged to expense	47,734	75,467	101,857	129,995	326,996
Gain sale of subsidiary	493	—	(150,601)	—	—
Provision (benefit) for deferred income taxes	4,863	13,622	562	20,826	26,970
Changes in current assets, current liabilities and other	(56,309)	(16,490)	(41,722)	(28,100)	(37,881)
Loss on sale of assets	2,053	404	3,913	434	4,128
Net (increase) decrease in restricted cash	4,637	8,853	4,696	10,203	15,646

Net cash provided by operating activities	23,172	54,002	96,803	104,625	281,582

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(20,955)	(10,601)	(30,820)	(25,789)	(42,159)
Capital expenditures	(21,921)	(38,803)	(37,076)	(62,419)	(148,372)
Sale of subsidiaries	—	—	155,356	2,035	2,035
Other items, net	(202)	358	(732)	2,135	4,031

Net cash used in investing activities	(43,078)	(49,046)	86,728	(84,038)	(184,465)

Cash flows (used in) provided financing activities:
Repayment of long-term debt	(182,817)	(13,446)	(184,320)	(14,929)	(24,167)
Principal payments under capital leases	(17,732)	(4,392)	(20,134)	(7,527)	(21,121)
Net increase (decrease) in bank facility and short-term debt	(526)	—	(862)	—	1,962
Distribution to creditors under the restructuring agreement	—	(22,660)	—	(22,660)	(22,660)
Other items, net	(3,500)	(296)	(3,500)	(3,488)	(3,488)

Net cash used in financing activities	(204,575)	(40,794)	(208,816)	(48,604)	(69,474)

Effect of exchange rate changes on cash	(70)	4	(80)	(14)	74

Net increase in cash and cash equivalents	(224,551)	(35,834)	(25,365)	(28,031)	27,717
Cash and cash equivalents at beginning of period	332,128	113,028	132,942	105,225	105,225

Cash and cash equivalents at end of period	$107,577	$77,194	$107,577	$77,194	$132,942